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                                  EXHIBIT 99.1

                            AGREEMENT OF JOINT FILING

Harvey A. Wall and Faith Paige Wall each agree that the Schedule 13G to which this Agreement is attached, and all future amendments to such Schedule 13G, shall be filed on behalf of each of them. This Agreement is intended to satisfy the requirements of Rule 13d-l (k)(l) under the Securities Exchange Act of 1934, as amended. This agreement may be executed in any number of counterparts, each of which shall be deemed to be in original, but all of which together shall constitute one and the same instrument. In addition, each party to this agreement expressly authorizes the other party to this agreement to file on its behalf any and all amendments to such Schedule 13G.

Date:  February 12, 2004


/s/ Harvey A. Wall
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Harvey A. Wall


/s/ Faith Paige Wall
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Faith Paige Wall